Exhibit 99.163

For Immediate Release	June 10, 2021

The Valens Company Joins Cannabis Council of Canada, the National Organization of Canada’s Licensed Producers

Kelowna, B.C., June 10, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, today announced that it has joined the Cannabis Council of Canada (“C3”) – the national membership organization representing cannabis producers and processors licensed under the Cannabis Act. C3’s mission is to advocate for and support the development, growth and integrity of Canada’s legal cannabis industry.

Alongside other leading federal licensees and C3 affiliate members, Valens looks forward to contributing to a variety of initiatives geared toward shaping the growth of the legal cannabis industry and its commitment to protecting public health and safety. This includes working with all levels of government on policy development and regulatory reform related to responsible consumer education and marketing; sustainable recycling and environmental stewardship; and effective provincial distribution programs. Valens expects to participate in C3’s established caucuses and committees, including those working on vape product safety standards and the taxation of cannabis vaping products. As a participant in C3’s Sustainability Caucus, and in partnership with leading Canadian e-recycling provider Quantum Lifecycle Partners, Valens also expects to play a role in expanding C3’s national vape recycling program, helping consumers dispose of vape hardware through cannabis retail locations across Alberta, British Columbia, and Ontario.

“C3 shares the same passion for bringing the benefits of regulated and legal cannabis to Canadians as we do, and we have long admired their efforts to create and uphold the highest standards for the industry,” said Tyler Robson, Chief Executive Officer, Co-Founder and Chair of The Valens Company. “We look forward to working alongside our peers and sector leaders to influence and contribute to some of the most pressing matters facing Canada’s legal cannabis industry.”

C3 brings together licensed cultivators and licensed processors from across Canada and leads their advocacy and regulatory efforts in support of a trusted, sustainable, and socially responsible legal cannabis industry. C3’s current efforts are focused on the legal industry’s ability to create jobs, growth and progress, through the elimination of the excise tax on medical cannabis, reform of the cannabis beverage equivalency formula, and expungement of criminal records for minor cannabis convictions amongst other initiatives.

“Valens is an established cannabis industry leader whose commitment to product safety and innovation are making an important contribution to the success of Canada’s legal cannabis industry,” said George Smitherman, President & CEO of C3. “Their experience, expertise and industry relationships are welcome assets in support of C3’s ongoing advocacy and regulatory efforts.”

For more information on C3 and its advocacy efforts, please visit www.cannabis-council.ca.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services across five core technologies, in addition to best-in-class product development, formulation and manufacturing of cannabis consumer packaged goods. The Valens Company’s high-quality products are exclusively formulated for the medical, therapeutic, health and wellness, and recreational consumer segments, and are offered across numerous product formats, including oils, vapes, concentrates, edibles and topicals, as well as pre-rolls, with a focus on next-generation product development and innovation. Its breakthrough patented emulsification technology, SōRSE™ by Valens, converts cannabis oil into water-soluble emulsions for seamless integration into a variety of product formats, allowing for near-perfect dosing, stability, and taste. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through its wholly owned subsidiary Valens Labs Ltd., the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company and its subsidiaries at http://www.thevalenscompany.com.

About Cannabis Council of Canada

The Cannabis Council of Canada is the national organization of Canada’s licensed cannabis producers and processors of cannabis. C3’s mission is to promote industry standards and support development, growth, and integrity of the regulated cannabis industry.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

George Smitherman

President and CEO

Cannabis Council of Canada

george@cannabis-council.ca

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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The risks and uncertainties that may affect forward-looking statements include, among others, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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